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                              May 15, 2023

       Khurram Sheikh
       Chief Executive Officer
       CXApp Inc.
       Four Palo Alto Square, Suite 200,
       3000 El Camino Real
       Palo Alto, CA 94306

                                                        Re: CXApp Inc.
                                                            Registration
Statement on Form S-1
                                                            File April 19, 2023
                                                            File No. 333-271340

       Dear Khurram Sheikh:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 19, 2023

       Cover Page

   1. It appears you are registering for resale the shares issuable upon exercise of the Public
                                                        Warrants. As the Public
Warrants have already been registered, please revise to indicate the company is offering
the shares issuable upon exercise of the Public Warrants.
   2. It appears you are registering for resale the Private Placement Warrants. Therefore, also indicate that the
company is offering the shares issuable upon exercise of the Private
                                                        Placement Warrant.
   3. Please provide updated disclosure of the most recent market price of your Class A common shares.
 Khurram Sheikh
CXApp Inc.
May 15, 2023
Page 2
4. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such securities.
5. Disclose the exercise price of the warrants compared to the market price of the underlying securities. Disclose that cash proceeds associated with the exercise of warrants to purchase your common stock are dependent on your stock price. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and the company will not receive proceeds from the exercise of the warrants. Furthermore, disclose you may not receive cash upon the exercise of the Private Placement Warrants since these warrants may be exercised on a cashless basis. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
6. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock. Certain existing stockholders purchased, or may purchase, securities in the Company at a price below the current trading price..., page 12

7. Please revise this risk factor to address all existing and selling securityholders who may experience a positive rate of return based on the current market price. This would include
         Inpixon and Inpixon's management, through their interests in the Sponsor, as well as
         BlackRock.
Risk Factors, page 12

8.       We note that management has concluded that a material weakness exists
in the company   s
         internal control over financial reporting and that the company   s
disclosure controls and
         procedures are not effective. Please include a risk factor describing any material weaknesses, the resulting restatement, and any associated remediation procedures and the related time frame.
Sales of a substantial number of our securities in the public market by the Selling
Securityholders..., page 12
FirstName LastNameKhurram      Sheikh
Comapany
9.   You NameCXApp       Inc.are registering for resale 100,000 shares of
common stock issued in
          indicate that you
     a private
May 15,        placement
        2023 Page  2      to BTIG, LLC. Please disclose the price BTIG paid for
these shares.
FirstName LastName
 Khurram Sheikh
FirstName
CXApp Inc.LastNameKhurram Sheikh
Comapany
May        NameCXApp Inc.
     15, 2023
May 15,
Page 3 2023 Page 3
FirstName LastName
The market price of our Common Stock may be volatile and fluctuate substantially..., page 26

10. We note your statement that your stock price may be volatile. However, it appears that you experienced substantial price volatility beginning on April 13, 2023, and have continued to experience price volatility since then. Please revise your risk factor to reflect that this volatility has actually occurred, rather than presenting it as hypothetical.
Management's Discussion and Analysis of Financial Condition..., page 44

11. Please expand your discussion to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact
         the market price of the company   s common stock. Your discussion
should highlight the
         fact that the Sponsor, a beneficial owner of approximately 43% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
12. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination.
Quantify the total amount
         of net cash the company received in the business combination, taking into account the amount received from the trust account, Inpixon's cash contribution, and the business combination transaction costs. If the company is likely to have to seek additional capital,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
Principal Stockholders, page 82

13. Please update the beneficial ownership table, which appears to indicate the Business
         Combination has not been consummated yet. In addition, include the shares underlying the public and private warrants in the beneficial ownership of the holders of the warrants.
Description of Capital Stock
Private Placement Warrants, page 92

14. Please revise to indicate that the Sponsor privately purchase warrants and not units. Also revise to address that BlackRock also purchased Private Placement Warrants.
Item 15. Recent Sales of Unregistered Securities, page 100

15. You indicate that there have been no recent sales of unregistered securities; however, it appears that there are transactions that should be disclosed. For example, we note you are registering the resale of securities privately sold to your Sponsor, BlackRock and BTIG,
         LLC.
 Khurram Sheikh
FirstName
CXApp Inc.LastNameKhurram Sheikh
Comapany
May        NameCXApp Inc.
     15, 2023
May 15,
Page 4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Michael J. Mies, Esq.